

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

Via Email

Ruben Azrak
Chairman & CEO
Excel Corporation
1384 Broadway, 17th Floor
New York, NY 10018

> **Re:** **Excel Corporation**
> **Registration Statement on Form S-1**
> **Filed April 25, 2011**
> **File No. 333-173702**

Dear Mr. Azrak:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Facing Sheet

1.   It appears that the securities being registered are to be offered on a delayed or continuous basis pursuant to Securities Act Rule 415. Please check the appropriate box or advise.

Outside Front Cover Page of Prospectus

2.   Please revise to disclose that all checks for subscriptions should be made payable to "Signature Bank – Escrow Agent for Excel Corporation."

3.   Please revise to state the percentage of voting interest that your officers and directors will have after the offering.

Prospectus Summary, page 5

Overview, page 5

4.   Please revise to disclose that you have generated no revenues since formation.

5.   Please revise to describe briefly the timeline for the development of your business, the anticipated costs associated with its development, and the uncertainties as to whether you will succeed in those efforts. Please revise the disclosure in the "Description of Our Business" section to provide a more detailed discussion of the foregoing.

Risk Factors, page 7

General

6.   It appears that you do not intend to register a class of securities under Section 12 of the Exchange Act. Please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on Section 12 registrants.

7.   It is reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such, it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Please include a risk factor that explains the associated risks to potential investors.

8.   We note that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting. In addition, you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. Please add a risk factor or risk factors addressing the associated risks.

9.   You state on page 30 that each of your officers is employed in other businesses, many of which may be deemed competitive with your business. Please add a risk factor disclosing the related risks and stating the minimum percentage of time your officers will devote to your business. In addition, explain how your officers will resolve potential conflicts of interest that arise between you and their other businesses.

"We may become subject to local laws and regulations in the U.S…," page 9

10.   This risk factor states that you may become subject to U.S. federal, state and local laws and regulations affecting your business, various labor, workplace and related laws, as well as environmental laws and regulations. You are incorporated in Delaware and are already subject to federal, state and local laws. In addition, this risk factor appears to apply to any domestic issuer. See Item 503(c) of Regulation S-K. Please revise.

Subscriptions, page 20

11.   Please revise to clarify that subscription amounts will be counted towards the minimum subscription amount only if the form of payment, such as any check, clears the banking system prior to the end of the end of the offering period. We assume that the signed escrow agreement you file with a pre-effective amendment will include a corresponding provision.

Principal Shareholders, page 25

12.   Please revise to disclose who has voting and investment power over the shares held by Ruben Azrak Trust. See Instruction 2 to Item 403 of Regulation S-K.

13.   Footnotes 1, 2, and 3 contain disclaimers of beneficial ownership. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act. Rule 13d-4 permits any person to expressly declare in such person's Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Directors, Executive Officers, Promoters and Control Persons, page 30

Background Information About Our Officers and Directors, page 31

14.   Notwithstanding your disclosure in the first paragraph on page 31, for each director, please revise to disclose on an individual basis why the person's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as your director, in light of your business and structure. See Item 401(e)(1) of Regulation S-K, and for guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Undertakings, page 47

15.   Please revise undertaking 4 so that it is consistent with the language of Item 512(a)(6) of
        Regulation S-K. Specifically, we note that Item 512(a)(6) refers to registrants, not "small
        business issuer."

16.   Please revise the undertaking in the final paragraph on page 43 so that it is consistent
        with the language of Item 512(h)(3) of Regulation S-K.

Exhibits Index, page 42

17.   Please file the escrow agreement with Signature Bank as an exhibit. See Item
        601(b)(10)(i) of Regulation S-K. In addition, revise your disclosure in the
        "Subscriptions" section of the prospectus, as necessary, to include a materially complete
        description of any escrow procedures not already discussed.

18.   Please file the subscription agreement as an exhibit. See Item 601(b)(10)(i) of
        Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written
request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their respective responsibilities under the

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson at (202) 551-3428 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
Mitchell Lampert, Esq.
Meister Seelig & Feinn LLP